Exhibit 21.1

Zhongchao Inc.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Zhongchao Group Inc.	British Virgin Islands

Zhongchao Group Limited	Hong Kong

Beijing Zhongchao Zhongxing Technology Limited	People’s Republic of China

Zhongchao Medical Technology (Shanghai) Corp.	People’s Republic of China

Shanghai Maidemu Cultural Communication Corp.	People’s Republic of China

Shanghai Zhongxun Medical Technology Co., Ltd.	People’s Republic of China

Horgos Zhongchao Medical Technology Co., Ltd.	People’s Republic of China

Horgos Zhongchao Zhongxing Medical Technology Co., Ltd.	People’s Republic of China

Shanghai Jingyi Medical Technology Co., Ltd.	People’s Republic of China

Shanghai Huijing Information Technology Co., Ltd.	People’s Republic of China